Contact

www.linkedin.com/in/alex-ruhter-74777599 (LinkedIn)

Top Skills

Computer Repair
Technology
Church Planting

Alex Ruhter

Co-Founder, CEO at Jackbe
Edmond, Oklahoma, United States

Experience

Jackbe
Chief Executive Officer
January 2020 - Present (2 years 10 months)
Edmond, Oklahoma, United States

Jackbe is a faith-based grocery company set to fulfill online grocery orders on-demand.

Wave Community Church
Lead Pastor
April 2015 - December 2020 (5 years 9 months)

Discipleship, weekly preaching, counseling, event planning, manage ministry teams, provide vision and leadership

Crossroads Wauseon
Church Planter
June 2014 - March 2015 (10 months)

Expanding the Reach of Crossroads to communities in the area

Quality Hood and Duct Cleaning, LLC
CEO
May 2011 - August 2013 (2 years 4 months)

Started, Owned, and Operated

RadioShack
Manager
January 2007 - September 2010 (3 years 9 months)

Store Manager

Education

Wichita State University
Bachelor of Business Administration (B.B.A.), Finance, Management · (2009 - 2011)

Calvary Bible College and Theological Seminary

· (2007 - 2008)